
SEC MAIL
RECEIVED
PROCESSING
JUN 0 3 2003
WASH. D.C.
152
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03051044

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 1989 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 12140 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 (MM/DD/YY) AND ENDING MARCH 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BISHOP ROSEN & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 BROADWAY
(No. and Street)

| NEW YORK | NEW YORK | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN J. TIERNAN, TIERNAN & COMPANY ,LLP (212) 490-0200
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
TIERNAN & COMPANY ,LLP
(Name — if individual, state last, first, middle name)

| 441 LEXINGTON AVENUE | NEW YORK | NEW YORK | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JUN 20 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, ROBERT ROSEN swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISHOP ROSEN & CO., INC., as of MARCH 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

THOMAS MURPHY
Notary Public, State of New York
No. 01MU602891?
Qualified in New York County
Commission Expires: August 9, 2005

5/27/03

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH, D.C.
152
SECTION

# BISHOP, ROSEN & CO., INC.

---

## FINANCIAL STATEMENTS
## AND
## ADDITIONAL INFORMATION
## WITH
## INDEPENDENT AUDITORS' REPORT

## FOR THE YEAR ENDED MARCH 31, 2003

---

BISHOP, ROSEN & CO., INC.

CONTENTS



TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 603, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

Chief Examiner
New York Stock Exchange, Inc.
Regulation & Surveillance Group
55 Water Street - 23rd Floor
New York, New York 10041

Re: Bishop, Rosen & Co., Inc.

Gentlemen/Ladies:

Pursuant to Exchange Rule 417 (Audit) we advise you that in connection with our examination of the books and records of the above Company as of March 31, 2003, there were no material inadequacies found to exist in the accounting system, internal accounting control and procedures for safeguarding securities.

Very truly yours,

Tiernan & Company, LLP

TIERNAN & COMPANY, LLP
Certified Public Accountants



TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 603, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bishop, Rosen & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bishop, Rosen & Co., Inc. at March 31, 2003 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bishop, Rosen & Co., Inc. at March 31, 2003, and the results of operations and changes in ownership equity, subordinated liabilities, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tiernan & Company, LLP

New York, New York
May 19, 2003

# BISHOP, ROSEN & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2003

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 244,007 |
| Prepaid expenses | | 55,024 |
| Other receivables | | 259,396 |
| Securities owned | | 920,881 |
| Use of American Stock Exchange Seat, at market (Note 5) | | 140,000 |
| Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $257,966) | | 898,251 |
| Due from brokers | | 241,470 |
| Other assets | | 655 |
| | $ | 2,759,684 |

### LIABILITIES AND OWNERSHIP EQUITY

| | | |
|---|---|---|
| Securities sold, not yet purchased | $ | 320,372 |
| Accrued payroll, expenses and taxes | | 454,438 |
| Exchange membership, contributed for use of Company, at market value (Note 5) | | 140,000 |
| Total Liabilities | | 914,810 |
| Ownership Equity | | 1,844,874 |
| | $ | 2,759,684 |

The accompanying notes are an integral part of the financial statements.

# BISHOP, ROSEN & CO., INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED MARCH 31, 2003

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 5,521,403 |
| Net investment gains | 868,413 |
| Floor brokerage | 493,073 |
| Syndication | 200,823 |
| Mutual fund | 78,159 |
| Commodity | 17,367 |
| Gain on sale of NYSE seat | 2,412,353 |
| Interest and dividends | 535,023 |
| Other income | 652,898 |
| | 10,779,512 |
| **Expenses** | |
| Employee compensation and benefits | 6,699,612 |
| Commission and floor brokerage | 484,819 |
| Occupancy and equipment | 943,298 |
| Communications | 121,232 |
| NYSE seat rental | 302,917 |
| Taxes, other than income taxes | 325,142 |
| Depreciation and amortization | 83,843 |
| Other operating expenses | 1,670,698 |
| | 10,631,561 |
| Income before income taxes | 147,951 |
| Income tax (provision) credit (Note 7) | (116,878) |
| Net Income (Loss) | $ 31,073 |

The accompanying notes are an integral part of these financial statements.

# BISHOP, ROSEN & CO., INC.

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY

## FOR THE YEAR ENDED MARCH 31, 2003

| | $10 Stated Value Preferred Stock* ($681,636 Aggregate Redemption Preferences) | | $.10 Par Value Common Stock** | | Retained Earnings | Treasury Stock Cost | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Stated Value | Shares | Par Value | | | |
| **Balance at April 1, 2002** | 14,731 | $ 147,310 | 17,290 | $ 1,729 | 2,211,738 | $ 196,976 | $ 2,163,801 |
| Purchase of Common and Preferred Stocks | - | - | - | - | - | 350,000 | (350,000) |
| Net income | - | - | - | - | 31,073 | - | 31,073 |
| **Balance at March 31, 2003** | 14,731 | $ 147,310 | 17,290 | $ 1,729 | $ 2,242,811 | $ 546,976 | $ 1,844,874 |

* $10 Stated Value Preferred Stock
Authorized, issued and outstanding ......... 14,731 shares

** $.10 Par Value Common Stock
Authorized ............................. 52,800 shares
Issued ................................. 17,290 shares
Outstanding ............................ 12,557 shares

The accompanying notes are an integral part of these financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED MARCH 31, 2003

| | |
|---|---|
| Balance, beginning of year | $ 920,000 |
| A. Increase | - |
| B. Decrease | 780,000 |
| Balance, end of year | $ 140,000 |

The accompanying notes are an integral part of the financial statements.

## BISHOP, ROSEN & CO., INC.

### STATEMENT OF CASH FLOWS

### FOR THE YEAR ENDED MARCH 31, 2003

| Increase (Decrease) in Cash and Cash Equivalents | |
|---|---|
| **Cash Flows Provided by Operating Activities** | |
| Net income (Loss) | $ 31,073 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation and amortization | 83,843 |
| Capital gain on sale of NYSE seat | (2,412,353) |
| Net Changes in Assets and Liabilities Not Affecting Cash | |
| Securities inventory | 1,020,246 |
| Due from brokers | 189,289 |
| Other receivables | 30,615 |
| Prepaid expense | 42,119 |
| Other assets | - |
| Accrued payroll, expenses and taxes | (290,754) |
| Securities sold, not yet purchased | (98,927) |
| Net Cash Used in Operating Activities | (1,404,849) |
| **Cash Flows Provided by Investing Activities** | |
| Purchase of furniture, equipment and leasehold improvements | (22,145) |
| Purchase of Treasury Stocks | (350,000) |
| Sale proceeds of NYSE seat | 2,500,000 |
| Net Cash Provided by (used in) Investing Activities | 2,127,854 |
| **Cash Flows Provided by Financing Activities** | |
| Amount paid to from officers for subordinated loans | (650,000) |
| Net Cash Provided by (used in) Financing Activities | (650,000) |
| Net increase (decrease) in cash and cash equivalents | 73,005 |
| Cash and cash equivalents at beginning of year | 171,002 |
| Cash and cash equivalents at end of year | $ 244,007 |

**Supplementary Disclosures of Cash Flow Information**

| | |
|---|---|
| Income taxes paid | $ 66,173 |

**Changes in Financial Position Not Affecting Cash**

| | |
|---|---|
| Use of American Stock Exchange seat and exchange membership contributed for use of Company - decrease in value | $ 130,000 |

The accompanying notes are an integral part of these financial statements.

# BISHOP, ROSEN & CO., INC.

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED MARCH 31, 2003

### 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Bishop, Rosen & Co., Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is the United States.

Securities transactions (and related commissions service and expense) are recorded on a trade date basis. Securities are carried at market value.

Depreciation is provided on furniture and fixtures on a straight-line or accelerated basis over their estimated useful lives of 5 or 7 years. Certain small property additions are charged to expense under section 179 of the Internal Revenue Code in the year purchased.

Amortization on leasehold improvements is provided on a straight-line basis over 39 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### 2. Financial Instruments With Off-Balance Sheet Risk

The Company is subject to market risk in connection with securities sold, not yet purchased. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the Statement of Financial Condition.

### 3. Net Capital

As a registered broker-dealer and a member of the New York Stock Exchange (NYSE), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's net capital under the Rule amounted to $305,968 exceeding the minimum net capital required under the Rule by approximately $251,000. The Company is also subject to Rule 325 of the New York Stock Exchange. Rule 325 requires the Company to maintain net capital equal to or greater than 150 percent of minimum net capital. This required amount, $200,000, was exceeded by the Company's net capital by approximately $106,000.

BISHOP, ROSEN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

3. Net Capital (*continued*)

As of March 31, 2003, the ratio of aggregate indebtedness to "net capital" was approximately 2.5 to 1.

4. Correspondent

Accounts of customers are carried by a correspondent, Wexford Securities, in the name of such firm on a fully disclosed basis.

5. Contributed Exchange Member

Pursuant to an agreement dated August 6, 1975, a member of the American Stock Exchange contributed the use of his seat. Insofar as may be necessary, for the protection of the creditors of the corporation, and subject to the constitution and rules of the American Stock Exchange the proceeds of his membership shall be an asset of the Corporation. This agreement may be terminated by either party upon seven (7) days prior written notice sent from one to the other.

6. Commitments and Contingencies

The Company has entered into a new lease agreement for office space in New York City beginning October 1, 2000 and expiring September 30, 2010.

The following is a schedule of future minimum rentals under the leases at March 31, 2003:

| Year Ending March 31, | Office Rent |
|---|---|
| 2004 | $ 603,862 |
| 2005 | 603,863 |
| 2006 | 636,068 |
| 2007 | 668,274 |
| 2008 | 668,275 |
| Thereafter | 1,670,686 |
| | $ 4,851,028 |

BISHOP, ROSEN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2003

6. Commitments and Contingencies (*continued*)

Rental expense for office space charged to operations for the year ended March 31, 2003 was $617,503, inclusive of commercial rent tax.

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Costs for all known claims not covered by insurance were recognized in the financial statements. In the opinion of management, the amounts of any additional liability will not have a material impact on the financial statements.

7. Income Tax

The current income tax expense consists of the following:

| | |
|---|---|
| Federal tax, net of credit | $ 11,139 |
| State and City | 105,739 |
| | $ 116,878 |

8. Profit-Sharing Expense

The Company has a defined contribution (profit-sharing) plan covering all eligible employees. Contributions to the plan for the year ended March 31, 2003 were $25,000.

* * * * * * * * * *

Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Rule 418 of the New York Stock Exchange, the financial statements of the most recent annual audit of Bishop Rosen & Co., Inc. is available for examination and copying at its office at 100 Broadway, New York, New York 10006, the New York Regional Office of the Securities and Exchange Commission and the Offices of the New York Stock Exchange.

# ADDITIONAL INFORMATION

# BISHOP, ROSEN & CO., INC.

## COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

### MARCH 31, 2003

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder equity | | $ 1,794,874 |
| Less Deductions and/or Charges | | |
| Non-Allowable Assets | | |
| Furniture, equipment and leasehold improvements | | $ 898,251 |
| Prepaid expenses and other assets | | 415,643 |
| | | 1,313,894 |
| Net capital before haircuts on securities position | | 480,980 |
| **Haircuts and Undue Concentration on Securities** | | |
| Trading and Investment Securities | | |
| Other securities | | $143,157 |
| Undue concentration | | 31,855 |
| | | 175,012 |
| Net Capital | | $ 305,968 |
| **Aggregate Indebtedness** | | |
| Items Included in Statement of Financial Condition | | |
| Securities sold, not yet purchased | | $ 320,372 |
| Accrued payroll, expenses and taxes | | 454,438 |
| **Total Aggregate Indebtedness** | | $ 774,810 |

A reconciliation of the material differences between the Aggregate Indebtedness shown on the Company's FOCUS Report, Part IIA and the amounts shown above follows:

| | |
|---|---|
| Aggregate Indebtedness per FOCUS Report, Part IIA | $ 866,565 |
| Decrease in accrued payroll, expenses and taxes | (91,755) |
| Aggregate Indebtedness as Adjusted | $ 774,810 |

# BISHOP, ROSEN & CO., INC.

## COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

## MARCH 31, 2003

Computation of Basic Net Capital Requirements

| | |
|---|---|
| Net Capital | $ 305,968 |
| Minimum Net Capital (6 2/3% of aggregate indebtedness) | $ 54,988 |
| Minimum Dollar Net Capital | $ 200,000 |
| Excess Net Capital ($305,968 - 200,000) | $ 105,968 |
| Excess Net Capital at 1,000% | $ 223,487 |
| Ratio: Aggregate Indebtedness to Net Capital | 2.5 to 1 |

A reconciliation of the material differences between the Company's computation as filed in their FOCUS Report, Part IIA, and the amounts shown above follows:

| | |
|---|---|
| Net capital per FOCUS report, Part IIA | $ 417,641 |
| Increase in non-allowable assets resulting from audit adjustments, including Federal Credits resulting from WTC tax law changes | (171,233) |
| Audit adjustment - settlement to trade date | 23,821 |
| Other audit adjustments - net | 35,733 |
| **Net Capital as Adjusted** | $ 305,968 |

# BISHOP, ROSEN & CO., INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

## MARCH 31, 2003

Exemptive Provisions:

An exemption from Rule 15c3-3 is claimed based upon section:

C. (K) (2) (B) - All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Wexford Securities.

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

There were no funds, securities or futures contracts held in segregation at March 31, 2003.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

There were no customer's fully paid and excess margin securities not in the respondent's possession or control as of the report date.



TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 603, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Bishop, Rosen & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bishop, Rosen & Co., Inc. (the Company) for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 325 of the New York Stock Exchange, Inc. (NYSE) and by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NYSE's and the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors
Bishop, Rosen & Co., Inc.
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



TIERNAN & COMPANY, LLP
Certified Public Accountants

New York, New York
May 19, 2003